Exhibit 99.3

FIRST ADDENDUM TO THE SHARE PURCHASE AND SALE AGREEMENT

Between

PSYENCE GROUP INC. (the "Seller")

and

PSYENCE BIOMEDICAL LTD. (the "Purchaser")

and

PSYENCE LABS LTD. (the "Company")

(collectively, the "Parties")

1	RECITALS

1.1	On or about September 17, 2024, the Parties entered into a SHARE PURCHASE AND SALE AGREEMENT (the "SPA"). In addition to the terms defined elsewhere in this first addendum to the SPA ("Addendum") capitalized terms that are not otherwise defined herein have the meanings given to such terms in the SPA or in the annexures thereto.

1.2	The Parties wish to create additional obligations and make certain amendments to the SPA and include additional clauses thereto.

1.3	The Parties wish to record these additional obligations and amendments in writing.

2	EFFECTIVE DATE

This Addendum shall be effective from the signature date of the SPA, being September 17, 2024.

3	AMENDMENTS TO the SPA

The SPA is hereby amended by –

3.1	the replacement of the dates "October 31, 2024" in clauses 1.1.2 and 3.1 with "November 30, 2024";

3.2	the addition of a new provision at clause 6.3:

"6.3.	If the 10-day daily volume weighted average price of the common shares of the Purchaser (having no par value per share) ("Common Shares") for the trading days prior to January 15, 2025 ("10 Day VWAP") is lower than USD0.55 resulting in a shortfall on the number of Consideration Shares settling the Purchase Consideration (the "Consideration Shares Shortfall"), then the Purchaser shall make a payment in cash or Common Shares to settle the Consideration Shares Shortfall. In the event that the Purchaser elects to settle the Consideration Shares Shortfall in Common Shares, it shall transfer to the Seller the number of Common Shares (the "Make Whole Shares") equal to the difference between (A) the number of Common Shares calculated at the Purchase Consideration divided by the 10 Day VWAP and (B) the number of Common Shares calculated at the Purchase Consideration divided by USD0.55. In the event that the Purchaser elects to settle the Consideration Shares Shortfall in cash, it shall pay an amount equal to the number of Make Whole Shares multiplied by the 10 Day VWAP.";

3.3	the addition of a new provision at clause 7.3:

"7.3	At any time prior to 30 days of the Effective Date, the Purchaser shall file a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended, providing for the proposed resale of all Consideration Shares and Make Whole Shares, all to the extent requisite to permit the resale or other disposition of such shares by the Seller. The Purchaser shall use its best efforts to file 400% of the maximum number of Consideration Shares issuable under this Agreement in order to make provision for the issuance of the Make Whole Shares (if any), subject to any limitations imposed by applicable law or the relevant securities exchange or regulator. The Purchaser shall use its best efforts to (i) have the Registration Statement declared effective by the U.S. Securities and Exchange Commission no later than 60 days of the Effective Date and (ii) remain effective until the Purchaser has disposed of all of the Consideration Shares and Make Whole Shares."

4	SAVINGS CLAUSE

Save to the extent specifically or by necessary implication modified in or inconsistent with the provisions of this Addendum, all the terms and conditions of the SPA shall mutatis mutandis continue in full force and effect. If there is any discrepancy between this Addendum and any of the SPA, this Addendum shall prevail.

5	COSTS

Each Party will bear and pay its own legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Addendum.

6	SIGNATURE

Signed on behalf of the parties, each signatory hereto warranting that he/she has due authority to do so.

IN WITNESS WHEREOF the parties have executed this Addendum as of the date first written above.

SIGNED at Cape Town on September 27, 2024

For and on behalf of
PSYENCE GROUP INC

Signature

Taryn Vos
Name of Signatory

Authorised Signatory
Designation of Signatory

SIGNED at Toronto on September 27, 2024

For and on behalf of
PSYENCE BIOMEDICAL LTD

Signature

Neil Maresky
Name of Signatory

Director
Designation of Signatory

SIGNED at Cape Town on September 27, 2024

For and on behalf of
PSYENCE LABS LTD.

Signature

Tony Budden
Name of Signatory

CEO
Designation of Signatory